SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
          RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of April 2004

                         (Commission File No. 001-14495)

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.
             (Exact name of registrant as specified in its charter)

                     Tele Nordeste Cellular Holding Company
                  (Translation of registrant's name in English)

                Av. Ayrton Senna da Silva, 1633 - 2(degree) andar
                                    Piedade
                        54410-240 Jaboatao dos Guararapes
                                   Pernambuco
                          Federative Republic of Brazil
                    (Address of Principal Executive Offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

              (Check One) Form 20-F  X     Form 40-F
                                   -----            --------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

               (Check One) Yes        No   X
                              ------    -------

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

               (Check One) Yes        No   X
                              ------    -------

(If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b). 82-   .)
                                      --

                    TELE NORDESTE CELULAR PARTICIPACOES S.A.

                         CNPJ/MF No. 02.558.156/0001-18
                             NIRE No. 533.0000575-3

                            A Publicly Traded Company


                             NOTICE TO SHAREHOLDERS
                                CAPITAL INCREASE


We hereby notify our Shareholders and Market in General that, the Special Shareholders' Meeting of Tele Nordeste Celular Participacoes S.A. ("Tele Nordeste Celular" or "Company") held on April 22, 2004, approved the capital increase in the amount of R$ 25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents), through the capitalization of the tax benefit resulting from the goodwill amortization incorporated due to the partial split-off of Tele Nordeste Celular Participacoes S.A. ("TNC"), as allowed by article 7, paragraph 1 of CVM Instruction No. 319/99 and 320/00, and provided for in clause 8 of TNC's Partial Split-Off Protocol, with the issuance of new shares pursuant to the terms defined below, as well as the capitalization of retained earnings in the amount of R$ 84,809,295.15 (eighty four million, eight hundred and nine thousand, two hundred and ninety five reais and fifteen cents), without the issuance of new shares, whereby the Company's capital now amounts to R$ 428,237,919.90 (four hundred and twenty eight million, two hundred and thirty seven thousand, nine hundred and nineteen reais and ninety cents).

Pursuant to the provision in said CVM Instruction and in article 171 of Law No. 6.404, dated December 15, 1976, the shares issued through the capitalization will be destined to the controlling shareholder TIM Brasil Servicos e Participacoes S.A., with all other shareholders having the option to exercise their right of preference in the subscription of such shares. Those shareholders who exercise their right of preference shall pay TIM Brasil Servicos e Participacoes S.A. directly the amounts relative to such right of preference.

The capital increase maintains the same proportion of number of shares regarding the existing types and classes, and each shareholder will exercise its right of preference relative to the same amount of shares it detains.

1 - AMOUNT OF CAPITAL INCREASE:
R$ 25,180,628.40 (twenty five million, one hundred and eighty thousand, six hundred and twenty eight reais and forty cents).

2 - QUANTITY AND TYPE OF SHARES TO BE ISSUED:

--------------------------------------------------------------------------------
      NUMBER OF SHARES                       TYPE OF SHARES
--------------------------------------------------------------------------------
2,451,760,923  (two  billion,      Book entry common shares with no par value
four  hundred  and  fifty one
million, seven hundred and
sixty thousand,  nine hundred
and twenty three)
--------------------------------------------------------------------------------
4,057,329,085 (four billion,       Book entry preferred shares with no par value
fifty seven million, three
hundred and twenty nine
thousand, eighty five)
--------------------------------------------------------------------------------

3 - ISSUE AND SUBSCRIPTION PRICE:

R$ 3.32 per lot of thousand common shares;
R$ 4.20 per lot of thousand preferred shares.

4. JUSTIFICATION OF ISSUE PRICE:

The calculation of the share issue price was done based on the average market value of the share, over the last ten trading days up to two days before the General Shareholders' Meeting, which will decide on this capital increase, or by the Book Value of shares on December 31, 2003 whichever is higher. In the case, the value used was the average share price from the ten trading days up to two days before the General Shareholders' Meeting.

5 - DEADLINE FOR EXERCISING THE RIGHT OF PREFERENCE:

--------------------------------------------------------------------------------
      Start Date: April 23, 2004                    End Date: May 24, 2004
--------------------------------------------------------------------------------

6 - PROPORTION OF RIGHT:

In order to determine the number of shares to subscribe, the shareholder shall multiply the quantity of shares owned on April 22, 2004 by the following factor:

--------------------------------------------------------------------------------
      TYPE OF STOCK OWNED           SHARE FACTOR           TYPE TO SUBSCRIBE
--------------------------------------------------------------------------------
             Common                 0.0181176201                 Common
--------------------------------------------------------------------------------
           Preferred                0.0181176201               Preferred
--------------------------------------------------------------------------------

7. METHOD OF PAYMENT:

On demand, when making the subscription.

8 - CONDITIONS FOR SUBSCRIBING:

8.1 - Those shareholders who purchased shares until 03/14/2003 will be entitled to subscribe. Those shares purchased as of 03/17/2003 will be ex-right of preference for the assignee.

8.2 - The titleholders of shares who wish to negotiate their rights of subscription, during the right of preference exercise period, shall request the assignment of rights document, which will be issued by the depositary institution of the book entry shares, Banco ABN AMRO Real S.A, or by the Custodian Entity.

8.3. - The Custodian Entities may issue only one assignment of right nominative for each subscriber.

8.4 - The Custodian Entities may subscribe in their name, as fiduciary proprietors, up to the amount corresponding to the shares in custody.

8.5 - Once an assignment of right is issued and, in the event of a new sale, a notarized declaration on the back of the assignment of right will be requested.

8.6 - Under no circumstances will copies of assignments of rights be accepted.

9 - DIVIDENDS:

The shares resulting from this subscription will not be entitled to the dividends relative to the fiscal year ended December 31,2003, but will be entitled to the full dividend amount relative to the fiscal year ended December 31,2004.

10 - LEFTOVERS:

There will be no excess rights of subscription.

11. - GENERAL INSTRUCTIONS:

During the right of preference exercise period, shareholders shall go to a Banco ABN AMRO Real S.A branch and request the Share Subscription Form, specifying the number of shares to be purchased.

12 - DOCUMENTATION FOR SUBSCRIPTION AND ASSIGNMENT OF RIGHT:

12.1 - Personal Entities: Identification Card, CPF (Individual Taxpayer ID) and proof of residence.

12.2 - Legal Entities: Articles of Association or Bylaws, as well as minutes of meeting that elected the current Board, and proof of address.

12.3 - In the case of representation by power of attorney, presentation of said document will be necessary, as well as the documents mentioned in the above items relative to the grantor.

13 - SERVICE LOCATIONS

Banco ABN AMRO Real S.A. branch offices.


                             Recife, April 23, 2004


                              Walmir Urbano Kesseli
                    Financial and Investor Relations Director

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        TELE NORDESTE CELULAR PARTICIPACOES S.A.


Date: April 23, 2004

                                        By:  /s/ WALMIR URBANO KESSELI
                                             -----------------------------
                                        Name:  Walmir Urbano Kesseli
                                        Title: Chief Financial Officer